(vv)


                          INDIVIDUAL RETIREMENT ANNUITY
                                   ENDORSEMENT


The annuity contract is changed as set out below to add provisions for an Individual Retirement Annuity.

   APPLICABLE TAX LAW RESTRICTIONS. This annuity contract is intended to receive contributions that qualify for deferred tax treatment under Internal Revenue Code ("IRC") Section 408(b). It is restricted as required by federal tax law. We may change the terms of this annuity contract or administer this annuity contract at any time as needed to comply with that law. Any such change may be applied retroactively.

   EXCLUSIVE BENEFIT. This annuity contract is established for the exclusive benefit of the participants and their beneficiaries. A participant's interest in this annuity contract is nonforfeitable.

   NON-PARTICIPATING. This annuity contract does not pay dividends or share in our surplus.

   NO ASSIGNMENT OR TRANSFER. A participant cannot assign, sell, or transfer his or her interest in this annuity contract. A participant cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:
1) an interest in this annuity contract may be transferred to a spouse or former spouse of a participant under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and
2) a participant may designate another person to receive payments with the participant based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during the participant's lifetime.

   CONTRIBUTIONS. This annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. An interest in this annuity contract will not lapse if a participant does not make contributions. An interest in this annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of this annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for the participant for at least two full years and the value of the participant's interest in this annuity contract (increased by any guaranteed interest) would provide a benefit at age 70-1/2 of less than $20 a month under the regular settlement option.

   All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.



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   Total  contributions  made to this annuity  contract for a  participant  with respect to any one tax year may not exceed $2,000, excluding any payment which is:
1) allowed as a rollover under IRC Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3); or
2)       made through a Simplified  Employee  Pension  (SEP)  program  under IRC
         Section 408(k).

   This annuity contract will not accept contributions made by an employer through a SIMPLE plan under IRC Section 408(p). This annuity contract will not accept a transfer or rollover of any funds attributable to contributions made for a participant by an employer through a SIMPLE plan until at least 2-years after the date the participant first participated in that employer's SIMPLE plan.

   ANNUAL REPORT. Following the end of each calendar year, we will send each participant a report concerning the status of his or her interest in this annuity contract. This report will include (i) the amount of all regular contributions received for the participant during or after the calendar year which relate to such calendar year, (ii) the amount of all rollover contributions received for the participant during such calendar year, (iii) the contract value(s) of the participant's interest determined as of the end of such calendar year, and (iv) such other information as may be required under federal tax law.

   REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. The Required Beginning Date for distributions of a participant's interest in this annuity contract is April 1 following the calendar year in which the participant reaches age 70-1/2. No later than the Required Beginning Date:
1) the participant's entire interest in this annuity contract must be paid in full; or
2) distributions of the participant's interest in this annuity contract must begin in the form of periodic payments made at least annually (i) for the participant's life or as joint and survivor payments to the participant and one other individual, or (ii) over a period certain not to exceed the participant's life expectancy or the joint and last survivor expectancy of the participant and one other individual designated to receive any remaining payments after the participant's death, with payments which do not increase or increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

   All distributions made hereunder shall be made in accordance with the requirements of IRC Section 401(a)(9), including the incidental death benefit requirements of IRC Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirements of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

   Life expectancies are computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. The life expectancies of the participant and his or her spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the Required Beginning Date. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of the individual in the calendar year in which the participant reaches age 70-1/2 or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year such life expectancy was first determined.

   REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. If the participant dies after the Required Beginning Date or after payments begin irrevocably (subject to acceleration), the remaining portion of the participant's interest in this annuity contract must continue to be distributed at least as rapidly as under the method of distribution being used prior to the participant's death.



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   If the  participant  dies  before  the  Required  Beginning  Date and  before payments begin irrevocably, the participant's entire interest in this annuity contract must be paid either:
1)    in  full  by  December  31  of  the  fifth   calendar   year  after  the
         participant's death; or
2) over the life or over a period certain not greater than the life expectancy of the individual designated under this annuity contract to receive payments after the participant's death with payments beginning by December 31 of the first calendar year after the participant's death.

   However, if the participant's surviving spouse is the individual designated to receive the participant's entire interest in this annuity contract, the starting date for payments under clause 2) above may be delayed to a date not later than December 31 of the calendar year in which the participant would have reached age 70-1/2. Alternatively, the participant's interest in this annuity contract will be treated as the IRA of such spouse if he or she becomes Successor Owner of the participant's interest, makes a rollover from the participant's interest, or fails to receive distributions from the participant's interest otherwise required by this provision. No contributions or rollover to the participant's interest in this annuity contract may be made after the participant's death unless the participant's spouse becomes Successor Owner. In any case, if a surviving spouse dies before payments begin under this provision, then this provision shall apply upon the death of the participant's spouse as if the spouse was the owner of the participant's interest in this annuity contract.

   Life expectancy is computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For distributions beginning after the participant's death, the life expectancy of the participant's surviving spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the date payments are required to begin. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of such individual in the calendar year in which payments are required to begin or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first determined.

This is part of the annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

      Signed for us at our office as of the date of issue.


                          Assistant Secretary Executive
                                 Vice President